UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For November 26, 2009

PATNI COMPUTER SYSTEMS LIMITED

Akruti Softech Park , MIDC Cross Road No 21,
Andheri (E) , Mumbai - 400 093, India

 (Exact name of registrant and address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐        No ☒

If “Yes” is marked, indicate below the file under assigned to the registrant in connection with Rule 12g3-2(b):

Subject: Sale of Shareholding by Directors of the Company

Please note that the Company has received the intimation from two of its Directors with regard to sale of their relatives’ shareholding in the Company, in the open market at the prevailing market price(s).

Details of the aforesaid sale transactions are briefly summarized as below:

Name of Director whose relative(s) sold the equity shares of the Company	Dates of transactions	No. of Equity Shares sold	No. of shares sold as a percentage of total paid up capital of the Company

Mr. G K Patni	24th & 25th November 2009	233,000	0.18

Mr. A K Patni	24th & 25th November 2009	150,000	0.12

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PATNI COMPUTER SYSTEMS LIMITED

Dated: November 26, 2009	By:	/s/ ARUN KANAKAL
Arun Kanakal
Company Secretary